UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38209

DESPEGAR.COM, CORP.
(Translation of registrant´s name into English)

Avenida Jujuy 2013
Ciudad Autónoma de Buenos Aires, Argentina C1247ABI
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Despegar.com Announces 2Q23 Financial Results

Revenues up 23% YoY, with Total Adjusted EBITDA Increasing 183% YoY to $30.0 million

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--August 17, 2023--Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading online travel company, today announced unaudited financial results for the three-months ended June 30, 2023 (“second quarter 2023” or “2Q23”). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustments. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted.

2Q23 Financial and Operating Highlights
(for definitions, see page 15)

  Gross Bookings for 2Q of $1.3 billion, up 16% YoY as travel demand continues to recover in Latin America
  Travel Packages as a percentage of Gross Bookings reached 33%, up 577 basis points (bps) YoY
  Average Selling Prices (ASPs) increased 15% YoY to $585, while Transactions were flat YoY, reflecting sustained focus on expanding higher-margin package transactions
  Revenues increased 23% YoY to $165.5 million, reaching a record quarterly level, with a 12.9% Take Rate, as Packages, Hotels and Other Travel Products Revenue reached $102.0 million (+27% YoY)
  Cost of Revenue as a percentage of Gross Bookings rose to 4.7% from 4.1% in 2Q22, in part due to one-time impacts during the quarter
  Total Adjusted EBITDA increased 183% YoY to $30.0 million, and excluding one-time items Adjusted EBITDA increased 71% YoY to $20.2 million
  Net Income of $28.0 million, the first positive quarter since 2019
  Operating cash flow was positive $28.9 million, compared to positive $5.7 million in 2Q22
  Cash position of $243.9 million, including restricted cash, at June 30, 2023
  Loyalty Program members increased 194% YoY to 16.9 million
  Net Promoter Score (NPS) increased 4.0 percentage points YoY to 67.4%

Message from the CEO

Commenting on Despegar’s performance, Damian Scokin, CEO, said:

“Our momentum accelerated and we achieved a remarkably strong performance in the second quarter, with revenues reaching a new all-time high of $165.5 million despite operating in our seasonally weakest quarter.

There were three driving forces behind this growth. First, a significant improvement in revenue mix, as we continue to successfully increase sales of vacation Packages, further expanding our margins. Second, a sustained rise in average sales prices, reflecting the value and quality that we consistently deliver to our customers. And third, our steadfast focus on profitable growth, resulting in a robust 12.9% Take Rate.

From a geographic standpoint, we are particularly pleased with the continued expansion of Despegar’s key Brazilian business, with transactions up 39% YoY. Additionally, demand for international traffic continued recovering across our footprint and contributed to a 16% YoY increase in Gross Bookings.

Excluding one-time benefits in the quarter, comparable Adjusted EBITDA increased 71% YoY to $20.2 million, with reported Adjusted EBITDA of $30.0 million. Our top line momentum and sustained profitability are keeping us firmly on track to achieve our revenue and Adjusted EBITDA guidance for the year. In addition, we are particularly pleased with our return to positive Net Income, which reached a solid $28 million in the quarter, or $5 million excluding one-time items.

Profitability at Koin, our Buy Now, Pay Later business, improved to an EBITDA loss of only $0.6 million from the $4.5 million loss in 2Q22. Thanks to our disciplined focus on cost control, margin expansion and asset quality, Koin remains on target to not only reach EBITDA breakeven in the second half of this year but become EBITDA accretive.

Regarding our key growth initiatives, we continue to make significant progress toward the milestones presented at our Investor Day a little over year ago. The share of high-margin Travel Packages in Gross Bookings expanded 577 bps YoY to 33%. While the expansion of our B2B service, HotelDo, together with our white-label solutions, also remain on track with the combined share of these two business lines expanding 567 bps to 15% of Gross Bookings. In addition, our Mobile Apps continue to be an important tool to drive customer engagement, with Mobile App transactions increasing 334 bps YoY and reaching 37.8% of total Transactions. Our unwavering client focus coupled with our ambition to provide excellent B2B solutions underscore our commitment to provide the best travel options to both customers and travel partners.

Continuously strengthening our technology advantage, we’re increasingly employing artificial intelligence (“AI”) and large language models to enhance the customer experience as well as our operational effectiveness. We are preparing to introduce a Beta version of our innovative AI trip planner in the third quarter of this year. Building on our robust machine learning models, this new tool will not only offer bespoke travel and accommodation recommendations, but also go further by creating a conversational experience to enhance our customers’ trip planning. Additionally, our developer team is using AI for code writing and aiding our after-sales team when addressing customer requests.

Finally, we are leveraging our technology platform and experience operating highly profitable brick-and-mortar travel agencies in the Andean Region and Mexico, as we embark on expanding Despegar’s offline business. In an initial deployment, we will be opening 10 mostly asset-light stores in Brazil and 5 in Argentina by year end. These new stores will enable us to reach more of Latin America’s still large cash-based economy, while providing a personalized experience that more than half of the region’s travel consumers prefer today.

Our outstanding financial performance, noteworthy achievements across business segments, and substantial progress with each of our strategic growth initiatives are all enabling us to effectively and efficiently deliver higher value to our customers and travel partners alike. And as the most recent quarter makes clear, we continue driving earnings power by growing in more profitable product segments and by scaling our market-leading travel platform to further penetrate and consolidate Latin America’s fast-growing and fragmented travel market.”

2023 Financial Guidance

The Company reaffirms its 2023 annual guidance, which is as follows:

  Revenue: $640 million to $700 million
  Adjusted EBITDA: $80 million to $100 million

The above guidance assumes that the Latin American travel market will continue to recover and reach 2019 demand levels by year-end 2023. This guidance is in line with the 2024 financial targets presented at the Company’s June 2022 Investor Day. See our Investor Relations website at www.investor.despegar.com.

Disclaimer: The 2023 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”).

Reconciliations of forward-looking non-GAAP measures, specifically the 2023 Adjusted EBITDA guidance, to the relevant forward-looking GAAP measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Adjusted EBITDA to projected net income without unreasonable effort.

The 2023 financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

Operating and Financial Metrics Highlights

The following table presents key operating metrics of Despegar’s travel and financial services businesses as well as key financial metrics on a consolidated basis, post-intersegment eliminations between these businesses.

(in millions, except as noted)
	2Q23	2Q22	Δ %

Operating metrics
Number of transactions	2.204	2.193	0%
Gross bookings	$1,287.0	$1,113.4	16%
TPV Financial Services (1)	$16.7	$22.5	(26)%
Financial metrics
Total Revenue	$165.5	$134.4	23%
Total Adjusted EBITDA	$30.0	$10.6	183%
Net income (loss)	$28.0	$(13.2)	n.m.
Net income (loss) attributable to Despegar.com, Corp	$28.0	$(13.2)	n.m.
Less: Class A and Class B preferred shares dividends	$(4.3)	$(4.2)	2%
Less: Class A preferred shares accretion	$(3.3)	$(2.9)	13%
Less: undistributed income allocated to participating securities	$(1.3)	$—	n.m.
Income (loss) attributable to common stockholders (2)	$19.2	$(20.3)	n.m.
Average Shares Outstanding - Basic (3)	77,109	77,434	n.m.
Effect of Dilutive Participating Securities - Stock Option Plan (3)	3	0	n.m.
Average Shares Outstanding - Diluted (3)	77,112	77,434	n.m.
EPS Basic (2)	$0.25	$(0.26)	n.m.
EPS Diluted (2)	$0.25	$(0.26)	n.m.
Note that Despegar´s 2Q22 earnings press release indicated that weighted common average shares outstanding totaled 82,362 thousand (basic and diluted) at June 30, 2022 when the amount should have been 77,434 thousand as presented in the table above. More information is available in our 2022 Annual Report on Form 20-F filed on April 27, 2023 with the SEC
(1)	Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $14.9 million in 2Q23 and $ 15.9 million in 2Q22.
(2)	Round numbers. For 2Q23, basic earnings (loss) per share is computed using the two-class method, which is an earnings allocation formula that determines earnings (loss) per share for common stock and any participating securities according to dividend and participating rights in undistributed earnings (losses). The Company's Class B Preferred Shares contain rights to dividends or dividend equivalents and are deemed to be participating securities. Other instruments granted by the Company (such as restricted stock awards and stock options to employees, as well as Class A Preferred Shares) do not contain non-forfeitable rights to dividends and are not deemed to be participating securities. In periods of net loss, no amounts are allocated to participating securities as they do not have an obligation to absorb such loss.
Under the two-class method, net income for the period, after subtracting dividends on and accretion of preferred stock, is allocated between common stockholders and the holders of the participating securities based on the weighted-average number of common shares outstanding during the period and the weighted-average number of participating securities outstanding during the period, respectively. The allocated, undistributed income for the period is then divided by the weighted-average number of common shares outstanding during the period to arrive at basic earnings per common share for the period. Pursuant to U.S. GAAP, the Company has elected not to separately present basic or diluted earnings per share attributable to preferred stock.
Diluted earnings (loss) per share is computed in a manner consistent with that of basic earnings per share, while considering other potentially dilutive securities
(3)	In thousands
n.m.: Not Meaningful

Key Operating Metrics

(in millions, except as noted)
	2Q23		2Q22		% Chg	FX Neutral % Chg
	$	% of total	$	% of total
Gross Bookings	$1,287.0		$1,113.4		16%	29%
TPV Financial Services (1)	$16.7		$22.5		(26)%	(25)%
Average selling price (ASP) (in $)	$585		$511		15%	28%
Number of Transactions by Segment & Total
Air	1.0	47%	1.1	51%	(8)%
Packages, Hotels and Other Travel Products	1.2	52%	1.0	47%	12%
Financial Services	0.0	0%	0.0	1%	(77)%
Total Number of Transactions	2.2	100%	2.2	100%	0%
(1)	Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $14.9 million in 2Q23 and $ 15.9 million in 2Q22

Transactions were flat YoY at 2.2 million, as the Company continues to focus on expanding Package Transactions, which increased 270 bps YoY as a percentage of total Transactions. In Brazil and Chile, non-air Transactions increased 58% and 22% YoY respectively, as the Company continues to effectively capitalize on the demand recovery in those markets. Accordingly, the consolidated share of higher-margin Packages, Hotels and Other Travel Products Transactions increased to 52% from 47% in the previous year. Conversely, Air Transactions declined 8% YoY, mostly due to a decrease in lower margin domestic Transactions in Mexico and Colombia as Despegar maintained its focus on profitable growth.

ASPs in 2Q23 increased 15% YoY (+28% FX neutral) to $585 per transaction. The increase in ASPs was mostly driven by a combination of the aforementioned improvements in product mix reflecting sustained growth in higher average ticket Package sales, as well as higher lodging fares.

Gross Bookings increased 16% YoY (+29% FX neutral), reaching $1.3 billion for the quarter. Specifically, international Gross Bookings grew 14% YoY while domestic gross bookings increased 16% over the same period.

Geographic Breakdown

(in millions, except as noted)
2Q23 vs. 2Q22 - As Reported
	Brazil			Mexico			Rest of Latin America			Total
	2Q23	2Q22	Δ %	2Q23	2Q22	Δ %	2Q23	2Q22	Δ %	2Q23	2Q22	Δ %
Transactions ('000)	989	709	39%	399	459	-13%	816	1,025	-20%	2,204	2,193	0%
Gross Bookings	508	356	42%	268	247	9%	511	510	0%	1,287	1,113	16%
TPV Financial Services (1)	17	22	-26%	—	—	—%	—	—	—%	17	22	-26%
ASP ($)	515	512	1%	673	537	25%	627	498	26%	585	511	15%
Revenues										166	134	23%
Gross Profit										106	89	18%
2Q23 vs. 2Q22 - FX Neutral
	Brazil			Mexico			Rest of Latin America			Total
	2Q23	2Q22	Δ %	2Q23	2Q22	Δ %	2Q23	2Q22	Δ %	2Q23	2Q22	Δ %
Transactions ('000)	989	709	39%	399	459	-13%	816	1,025	-20%	2,204	2,193	0%
Gross Bookings	510	356	43%	236	247	-4%	690	510	35%	1,437	1,113	29%
TPV Financial Services (1)	17	22	-25%	—	—	—%	—	—	—%	17	22	-25%
ASP ($)	518	512	1%	593	537	10%	846	498	70%	653	511	28%
Revenues										187	134	39%
Gross Profit										119	89	33%
(1)	Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $14.9 million in 2Q23 and $ 15.8 million in 2Q22

Brazil, Despegar’s largest market, accounted for 45% of total Transactions in 2Q23, increasing 39% YoY. Growth was driven by increases in both domestic and international traffic. Importantly, Packages and Hotel Transactions increased 79% and 53% YoY respectively, as the Company’s growth investments in Brazil continue to pay off. ASPs were flat YoY on an as reported basis and grew 1% on an FX neutral basis, as increases in international ASPs were offset by declining domestic ASPs. As a result of the above factors, Gross Bookings in Brazil grew 42% YoY.

Mexico represented 18% of 2Q23 Transactions. During the quarter, ASPs increased 25% (+10% FX neutral) with both domestic and international ASPs increasing equally YoY. Transactions declined 13% YoY, mainly due to a decrease in domestic air Transactions as the Company maintained its focus on more profitable travel products. The 25% YoY growth in ASPs was largely driven by an improving revenue mix as the prices of Packages, Hotels and Other Travel Products increased. Accordingly, Gross Bookings increased 9% YoY.

Across the rest of Latin America, Despegar’s Transactions decreased 20% YoY, primarily due to a decline in air Transactions in Colombia. ASPs grew 26% (+70% FX neutral) during the same period, mainly due to an improving revenue mix and a recovery in international demand in Chile and Argentina. The combination of these factors resulted in flat Gross Bookings when compared to 2Q22.

Revenue Breakdown

We organize our business into three segments: (1) Packages, Hotels and Other Travel Products, which consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms, among other products); (2) Air, which consists of facilitation services for the sale of airline tickets on a stand-alone basis; and (3) Financial Services, which primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial Services” segment also consists of processing, fraud identification, credit scoring and IT services provided to our travel business, and to third-party merchants.

The following table reconciles the intersegment revenues of the Company’s three business segments for the quarters ended June 30, 2023 and 2022:

	2Q23		2Q22		Δ %
	$	% of total	$	% of total
Revenue by business segment (in $Ms)
Travel Business
Air Segment	$60.7	37%	$53.4	40%	14%
Packages, Hotels and Other Travel Products Segment	$102.0	62%	$80.1	60%	27%
Total Travel Business	$162.7	98%	$133.5	99%	22%
Financial Business
Financial Services Segment	$9.4	6%	$3.2	2%	195%
Total Financial Business	$9.4	6%	$3.2	2%	195%
Intersegment Eliminations	$(6.7)	-4%	$(2.3)	-2%	191%
Total Revenue	$165.5	100%	$134.4	100%	23%

Total Revenue margin	12.9%		12.1%		+79 bps

On a YoY basis, Total Revenue increased 23% to a record high of $165.5 million. The increase in revenue was mainly driven by an ongoing product shift toward higher ticket Packages, Hotels and Other Travel Products, which also drove margin expansion in line with the Company’s growth strategy, particularly in Brazil, Argentina and Chile. Given Despegar’s continuous focus on profitable growth, sales of Packages, Hotels and Other Travel Products increased 27% to $102.0 million, or 62% of Total Revenue (versus 60% in 2Q22). In addition, Revenue margin increased 79 basis points to 12.9%.

Cost of Revenue and Gross Profit

The following table shows Cost of Revenue and Gross Profit on a consolidated basis, post-intersegment eliminations between Despegar’s travel and financial services businesses.

(in millions, except as noted)
	2Q23	2Q22	Δ %
Revenue	$165.5	$134.4	23%
Revenue Margin	12.9%	12.1%	79%
Cost of Revenue (1)	$60.0	$45.1	33%
Cost of Revenue as a % of GB	4.7%	4.1%	+61 bps
Gross Profit	$105.5	$89.3	18%
Gross Profit as a % of GB	8.2%	8.0%	+18 bps
(1)	Cost of Revenues was impacted by two one-time events due to: i) a $2.5 million increase in customer claims provision as ASPs of customer claims increased; and ii) a $2 million expense increase due to changes in VAT recoverability in Mexico

Cost of Revenue consists mainly of credit card processing fees, bank fees related to customer financing installment plans, and fulfillment center expenses as well as credit loss expenses.

On a YoY basis, Cost of Revenue increased 33% YoY to $60.0 million and 61 bps as a percentage of Gross Bookings. The increase was mainly due to: i) the cost of installments rising $6.8 million due to the Argentine government´s “Previaje” domestic travel incentive program; ii) a $3.1 million rise in credit card processing fees in line with the overall demand recovery across the region; iii) a one-time $2.5 million expense on customer claims, as the Company took a conservative approach to projecting claim provisions, given the overall increase in ASPs; and iv) a $2.0 million one-time expense related to Mexican VAT recoverability. Excluding these one-time effects, Cost of Revenues would have been $55.5 million, or 4.3% of Gross Bookings.

As reported Gross Profit increased 18% to $105.5 million from $89.3 million in 2Q22. As a percentage of Gross Bookings, Gross Profit increased to 8.2% from 8.0% over the same period. On an FX neutral basis, Gross Profit increased 33% to $119 million.

Operating Expenses

The following table shows operating expenses on a consolidated basis, post-intersegment eliminations between Despegar’s travel and financial services businesses.

(in millions, except as noted)
	2Q23	2Q22	Δ %
Selling and marketing	$51.7	$42.2	22%
S&M as a % of GB	4.0%	3.8%	+23 bps
General and administrative	$8.4	$27.0	-69%
G&A as a % of GB	0.7%	2.4%	(178) bps
Technology and product development	$26.4	$21.4	24%
T&PD as a % of GB	2.1%	1.9%	+13 bps
Total operating expenses	$86.5	$90.7	-5%
Operating Expenses as a % of GB	6.7%	8.1%	(142) bps

On a YoY basis, Operating Expenses decreased 5% to $86.5 million, mainly due to a 69% decrease in General and Administrative expenses, mostly reflecting a reversal in Mexican tax provisions, as explained below under General and Administrative expenses, in addition to improved operating efficiencies. Excluding one-time impacts, operating expenses as a percentage of Gross Bookings would have decreased 18 bps.

Selling and Marketing (“S&M”) expenses increased 22% YoY to $51.7 million and rose 23 bps as a percentage of Gross Bookings. The increase was principally driven by YoY increases of: i) $3.7 million in third party commissions, as the Company expanded its B2B and white label solutions business; ii) $2.7 million in Direct Marketing costs, mostly in Brazil; and iii) $2.6 million in personnel costs due to the expansion of the Company's higher-margin Offline Sales channels.

General and Administrative (“G&A”) expenses decreased 69% YoY to $8.4 million, and 178 bps as a percentage of Gross Bookings to 0.7%. The decline in G&A expenses was mainly due to the aforementioned one-time $14.3 million reversal of tax provisions, following a favorable resolution with the Mexican tax authorities regarding tax payables that Despegar had acquired when merging with Best Day in 2020. Excluding this extraordinary benefit, G&A expenses would have decreased 16% to $22.7 million, or 1.8% of Gross Bookings, mainly due to declines in stock-based compensation, office rental expenses and outsourced services. This trend was partially offset by FX variations and local currency inflation in Argentina, particularly in connection with wages.

Technology and Product Development (“T&PD”) expenses increased 24% YoY to $26.4 million, and rose 13 bps as a percentage of Gross Bookings. Approximately two-thirds of this increase was related to expanding the Company’s developer team with the onboarding of Viajanet personnel, a key resource to further extend Despegar’s competitive advantage in the region. The remainder of the increase was due to FX variations and local currency inflation related to IT personnel expenses.

Financial result, net

Despegar reported net financial expenses of $3.9 million in 2Q23, compared to $10.5 million in 2Q22. The YoY decrease was primarily due to FX appreciation in Brazil as well as working capital efficiencies in Argentina.

Income Taxes

The Company reported an income tax benefit of $13.3 million in 2Q23, compared to an income tax expense of $1.3 million in 2Q22. The effective tax rate in 2Q23 was 89.8%, compared to 10.6% in 2Q22.

The variation in the effective tax rate was mainly driven by: i) the impact of the aforementioned tax settlement and closing tax audits in Mexico in 2Q23; and ii) an increase in Valuation Allowance in Mexico, the US and Brazil.

Adjusted EBITDA Reconciliation

(in millions, except as noted)
	2Q23	2Q22	Δ %
Net gain (loss)	$28.0	$(13.2)	n.m.
Add (deduct):
Financial result, net	$3.9	$10.5	(63)%
Income tax (benefit) / expense	$(13.3)	$1.3	n.m.
Depreciation expense	$3.1	$1.7	82%
Amortization of intangible assets	$7.3	$6.9	5%
Share-based compensation expense	$0.9	$3.3	(73)%
Total Adjusted EBITDA	$30.0	$10.6	183%

One Time Charges
Total Adjusted EBITDA	$30.0	$10.6	183%
Extraordinary Cancellations due to COVID-19	$—	$0.5	n.m.
One Time Charges*	$9.8	$(1.7)	n.m.
Adjusted EBITDA (Excluding One Time Charges)	$20.2	$11.8	71%

(*) One-time charges include: i) higher Cost of Revenue due to a) a $2.5 million increase in customer claims provision as ASPs of customer claims increased, and b) a $2 million expense due to changes in VAT recoverability in Mexico; and ii) a $14.3 million decrease in General and Administrative expenses due to the reversal of Mexican tax provisions.

Total Adjusted EBITDA increased 183% YoY to $30.0 million from $10.6 million reported in 2Q22. Excluding the one-time impacts described above, Adjusted EBITDA would have increased 71% YoY to $20.2 million.

Balance Sheet and Cash Flows

The majority of Despegar’s excess cash balance is held in U.S. dollars in the United States and the United Kingdom. Foreign currency exposure is minimized by managing natural hedges, netting the Company’s current assets and current liabilities in similarly denominated foreign currencies, and by managing short term loans and investments for hedging purposes.

Cash and cash equivalents, including restricted cash, at June 30, 2023, was $244 million. During the quarter, cash and cash equivalents increased $16 million, in line with working capital increases as the industry continued to recover. The increase in working capital was partially offset by tax payment to the Mexican tax authority. Aggregate Net Operational Short-term Obligations were $248.9 million, increasing 15% on a sequential basis due to the increase in supplier payables.

Despegar’s generation of cash from operating activities improved from $5.7 million in the same quarter during the previous year to $28.9 million during 2Q23, mainly due to changes in working capital related to the increase in Packages, Hotels and Other Travel Products Gross Bookings that resulted in higher Outstanding Days Payables.

Financial Services Segment Analysis

Koin, Despegar’s financial services segment, provides: (i) point-of-sale installment loans, (ii) Buy Now, Pay Later (“BNPL”) services, which enable the Company’s customers as well as customers of third-party merchants to make online purchases and pay off interest bearing debt in installments, and (iii) fraud prevention services.

During 2Q23, Koin maintained its conservative loan origination approach due to persistently challenging market and credit conditions in Brazil. Consequently, Total Payment Volume (TPV) declined 26% YoY to $17 million in the quarter, while Total Adjusted EBITDA improved to negative $0.6 million from negative $4.5 million in 2Q22. Given a to our disciplined focus on cost control, margin expansion and asset quality, Koin remains on target to reach EBITDA breakeven in the second half of this year.

Key Events During the Quarter

Despegar published its 2022 ESG report

On June 30, 2023, Despegar published its 2022 ESG report, which is available on the Company's website at: https://investor.despegar.com/

Devaluation of the Argentine Peso

In light of the ongoing devaluation of the Argentine Peso, the Company is providing an overview of its currency exposure as of June 30, 2023.

1. P&L exposure:
Throughout the first half 2023, approximately 14.1% of total Gross Bookings were generated in Argentina, 45% of which were attributable to domestic Gross Bookings while 9.9% of the Company’s operating costs were denominated in Argentine Pesos. However, given that the peso-denominated amounts of revenues and costs are of similar magnitudes, effects of the official exchange rate devaluation on EBITDA have been, for the most part, naturally hedged.

2. Current Balance Sheet exposure:
Despegar maintains a proactive approach to managing its current balance sheet exposure to Argentine Peso depreciation. The Company for example, employs a combination of strategies to hedge its working capital exposure, primarily relying on cash management measures and investments in Argentina’s money market, which can yield interest income consistent with local inflation. We therefore do not expect any significant impact from Argentine Peso devaluation on our working capital.

3. Non-current Balance Sheet exposure:
Despegar deliberately refrains from hedging its non-current balance sheet exposure to fluctuations in the Argentine Peso exchange rate, as it does not have an impact on the Company’s cash balance.

2Q23 Earnings Conference Call

When:	10:00 a.m. Eastern time, August 17, 2023

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Luca Pfeifer, Investor Relations

Dial-in:	1 888 330 2413 (U.S. domestic); 1 240 789 2721 (International)

Pre-Register: You may pre-register at any time: click here. To access Despegar’s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: CLICK HERE

Definitions and concepts

Aggregate Net Operational Short-term Obligations: consists of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net and loan receivables of credit expected loss and related party receivables.

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Foreign Exchange (“FX”) Neutral: calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effects such as local currency inflation effects.

Net Promoter Score (“NPS”): a customer loyalty and satisfaction metric that measures the willingness of customers to recommend a company, product, or service to others.

Gross Bookings (“GB”): Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s travel customers through its platform during a given period related to our travel business. In its quarterly earnings releases, Despegar presents Gross Bookings net of withholding taxes on international trips in Argentina which have been in effect since 2020. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, the Company monitors Gross Bookings as an important indicator of its ability to generate revenue. In this presentation the Company has also recast previously reported segment financial information for the quarters ended June 30, 2022 to reflect its new reportable segments. The segment change has no impact on the Company’s historical consolidated financial results.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and much of South America where Despegar operates, are located in the southern hemisphere where summer travel season runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer travel season runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct S&M costs, which are typically timed with booking volumes, and the more stable nature of fixed costs.

Packages: refers to custom packages formed through the combination of two or more travel products, which may include airline tickets, hotels, car rentals, or a combination of these. By bundling these items together and securing them in a single transaction, we can present customers with a unified package at a single, quoted price. This approach not only enables us to provide travelers with more affordable options compared to purchasing individual products separately but also facilitates the cross-selling of multiple products within a single transaction.

Total Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Total Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising, its installment loans and Buy Now, Pay Later offered through the company’s fintech platform Koin and other sources (i.e. destination services, loyalty and interest revenue). For more additional information regarding Despegar’s revenue recognition policy, please refer to “Summary of significant accounting policies” note of Despegar’s Financial Statements.

Total Revenue Margin (also “Take Rate”): calculated as revenue divided by the sum of Gross Bookings and Total Payment Volume.

Total Payment Volume (“TPV”): is an operating measure that represents the US dollar loan volume processed by "Buy Now, Pay Later" financing solution during a specific period of time.

Reporting Business Segments: The Company operates a Travel Business and a Financial Services Business which are structured as follows:

Our travel business is comprised of two reportable segments: “Air” and “Packages, Hotels and Other Travel Products. Our “Air” segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products. Our “Packages, Hotels and Other Travel Products” segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include the sale of advertisements and incentives earned from suppliers.

Our financial services business is comprised of one reportable segment: “Financial Services”. Our “Financial Services” segment primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial Services” segment also consists of processing, fraud identification, credit scoring and IT services to our travel business, and to third-party merchants.

Transactions: We define the number of transactions as the total number of travel customer orders completed on our platform or the financing merchant customers (excluding Decolar) of the “Buy Now, Pay Later” solution during a given period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of our business from period to period. However, unlike Gross Bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Despegar, Decolar, Best Day, Viajes Falabella, Viajanet Stays and Koin, and has become one of the largest travel companies in Latin America.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/ .

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended June 30, 2023 and 2022 (in thousands of U.S. dollars, except as noted)

	2Q23	2Q22	Δ %
Total Revenue	$165,524	$134,421	23%
Cost of revenue	$60,000	$45,149	33%
Gross profit	$105,524	$89,272	18%
Operating expenses
Selling and marketing	$51,695	$42,214	22%
General and administrative	$8,396	$27,037	(69)%
Technology and product development	$26,448	$21,407	24%
Total operating expenses	$86,539	$90,658	(5)%

(Loss) / Gain from equity investments	$(285)	$16	n.m.
Operating income / (loss)	$18,700	$(1,370)	n.m.
Financial result, net	$(3,948)	$(10,529)	n.m.
Net income / (loss) before income taxes	$14,752	$(11,899)	n.m.
Income tax (benefit) / expenses	$(13,251)	$1,266	n.m.
Net income / (loss)	$28,003	$(13,165)	n.m.
Net income / (loss) attributable to Despegar.com, Corp	$28,003	$(13,165)	n.m.

Key Financial & Operating Trended Metrics (in thousands of U.S. dollars, except as noted)

	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
FINANCIAL RESULTS
Revenue	$83,368	$124,556	$112,414	$134,421	$145,596	$145,542	$158,707	$165,524
Cost of revenue	$37,953	$53,765	$42,558	$45,149	$50,305	$44,897	$51,027	$60,000
Gross profit	$45,415	$70,791	$69,856	$89,272	$95,291	$100,645	$107,680	$105,524
Operating expenses
Selling and marketing	$26,138	$34,582	$30,517	$42,214	$46,174	$46,245	$51,892	$51,695
General and administrative	$22,162	$18,689	$23,523	$27,037	$24,873	$26,092	$22,672	$8,396
Technology and product development	$19,432	$19,508	$20,735	$21,407	$22,834	$25,015	$25,971	$26,448
Total operating expenses	$67,732	$72,779	$74,775	$90,658	$93,881	$97,352	$100,535	$86,539

Gain / (loss) from equity investments	$(29)	$343	$117	$16	$(105)	$(192)	$113	$(285)
Operating (loss) / income	$(22,346)	$(1,645)	$(4,802)	$(1,370)	$1,305	$3,101	$7,258	$18,700
Financial result, net	$(3,254)	$(3,809)	$(7,023)	$(10,529)	$(15,359)	$(12,543)	$(12,595)	$(3,948)
Net (loss) / income before income taxes	$(25,600)	$(5,454)	$(11,825)	$(11,899)	$(14,054)	$(9,442)	$(5,337)	$14,752
Income tax (benefit) / expenses	$(1,654)	$7,545	$19,093	$1,266	$(4,767)	$5,717	$(4,640)	$(13,251)
Net (loss) / income	$(23,946)	$(12,999)	$(30,918)	$(13,165)	$(9,287)	$(15,159)	$(697)	$28,003
Net income attributable to non-controlling interest	$273	$526	—	—	—	—	—	—
Net income / (loss) attributable to Despegar.com, Corp	$(23,673)	$(12,473)	$(30,918)	$(13,165)	$(9,287)	$(15,159)	$(697)	$28,003
Adjusted EBITDA	$(10,346)	$9,002	$6,787	$10,594	$12,015	$12,525	$17,272	$29,957

Net (loss) /income	$(23,946)	$(12,999)	$(30,918)	$(13,165)	$(9,287)	$(15,159)	$(697)	$28,003
Add (deduct):
Financial expense, net	$3,254	$3,809	$7,023	$10,529	$15,359	$12,543	$12,595	$3,948
Income tax (benefit) / expense	$(1,654)	$7,545	$19,093	$1,266	$(4,767)	$5,717	$(4,640)	$(13,251)
Depreciation expense	$2,451	$1,497	$1,672	$1,699	$2,144	$1,504	$1,716	$3,091
Amortization of intangible assets	$6,457	$6,909	$6,584	$6,937	$6,871	$8,593	$6,813	$7,257
Share-based compensation expense	$3,092	$2,241	$3,333	$3,328	$1,305	$(673)	$1,485	$910
Acquisition transaction costs	—	—	—	—	$390	—	—	—
Adjusted EBITDA	$(10,346)	$9,002	$6,787	$10,594	$12,015	$12,525	$17,272	$29,957
Note: The Company reclassified Financial Bad Debt from General and Administrative expenses to Cost of Revenue for the periods under analysis

Unaudited Consolidated Balance Sheet as of June 30, 2023 and March 31, 2023 (in thousands of U.S. dollars, except as noted)

	As of June 30, 2023	As of March 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$218,535	$205,143
Restricted cash and cash equivalents	$24,434	$22,015
Accounts receivable, net of allowances	$211,787	$170,672
Loan receivables, net	$16,911	$18,057
Related party receivable	$12,092	$9,277
Other current assets and prepaid expenses	$47,346	$40,993
Total current assets	$531,105	$466,157
Non-current assets
Other assets and prepaid expenses	$81,752	$76,798
Loan receivables, net	$974	$857
Restricted cash	$965	$864
Lease right-of-use assets	$18,912	$19,820
Property and equipment net	$14,848	$15,959
Intangible assets net	$97,461	$94,083
Goodwill	$154,125	$147,216
Total non-current assets	$369,037	$355,597
TOTAL ASSETS	$900,142	$821,754
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$54,715	$60,087
Travel suppliers payable	$375,143	$314,714
Related party payable	$59,791	$42,226
Short-term debt	$27,984	$21,392
Deferred Revenue	$29,057	$26,001
Other liabilities	$92,235	$110,763
Contingent liabilities	$12,020	$9,488
Lease Liabilities	$5,075	$5,506
Total current liabilities	$656,020	$590,177
Non-current liabilities
Other liabilities	$15,991	$17,786
Contingent liabilities	$15,300	$30,786
Long term debt	$2,734	$3,433
Lease liabilities	$14,811	$15,252
Related party liability	$125,000	$125,000
Total non-current liabilities	$173,836	$192,257
TOTAL LIABILITIES	$829,856	$782,434
Series A non-convertible preferred shares	$127,594	$120,582
Series B convertible preferred shares	$46,700	$46,700
Mezzanine Equity	$174,294	$167,282
SHAREHOLDERS’ DEFICIT
Common stock	$288,240	$287,844
Additional paid-in capital	$310,218	$317,526
Other reserves	$(728)	$(728)
Accumulated other comprehensive loss	$(7,458)	$(10,318)
Accumulated losses	$(616,013)	$(644,019)
Treasury Stock	$(78,267)	$(78,267)
Total Shareholders' Deficit Attributable to Despegar.com Corp	$(104,008)	$(127,962)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$900,142	$821,754

Unaudited Statements of Cash Flows for the three-month periods ended June 30, 2023 and 2022 (in thousands of U.S. dollars, except as noted)

	3 months ended June 30,
	2023	2022
Cash flows from operating activities
Net income / (loss)	$28,003	$(13,165)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Unrealized foreign currency translation losses	$6,325	$(2,701)
Depreciation expense	$3,091	$1,699
Amortization expenses	$7,257	$6,937
Earnout	$323	$(862)
Indemnity	$(323)	$862
Loss / (Gain) from equity investments	$285	$(16)
Stock based compensation expense	$910	$3,328
Amortization of lease right-of-use assets	$2,036	$1,282
Interest and penalties	$793	$438
Income tax benefit	$(16,178)	$(1,544)
Allowance for credit expected losses	$3,505	$2,134
Provision for contingencies	$(7,393)	$2,838
Changes in assets and liabilities net of non-cash transactions:
Increase in trade accounts receivable, net of credit expected loss	$(34,200)	$(41,618)
Decrease in Loans receivables	$4,058	$5,543
(Increase) / decrease in related party receivables	$(2,705)	$5,494
(Increase) / decrease in other assets and prepaid expenses	$(5,883)	$22,306
(Decrease) / increase in accounts payable and accrued expenses	$(7,140)	$13,293
Increase in travel suppliers payable	$36,670	$6,642
Decrease in other liabilities	$(4,175)	$(10,783)
Decrease in contingent liabilities	$(6,940)	$(3,790)
Increase in related party liabilities	$20,723	$9,422
Decrease in lease liability	$(3,540)	$(4,069)
Increase in deferred revenue	$3,371	$2,018
Net cash flows provided by operating activities	$28,873	$5,688
Cash flows from investing activities:
Origination of loans receivable, net of allowance	$(8,402)	$(6,885)
Collection on Loan Receivables	$2,685	$2,464
Payment for other assets	$—	$(173)
Payment for acquired businesses, net of cash acquired	$—	$(428)
Acquisition of property and equipment	$(1,529)	$(949)
Capital expenditures, including internal-use software and website development	$(9,414)	$(4,044)
Net cash flows used in investing activities	$(16,660)	$(10,015)
Cash flows from financing activities:
Net decrease of short term debt	$(5,624)	$(35)
Increase in short-term debt	$12,384	$6,169
Payment of short-term debt	$(9,123)	$(5,470)
Payment of long-term debt	$(813)	$(1,500)
Payment of dividends to stockholders	$(646)	$(231)
Proceeds from debenture issuance by securitization program	$3,477	$5,407
Payments of debenture issuance by securitization program	$(1,268)	$—
Payments for acquired non-controlling interest	$—	$(1,200)
Purchase of treasury stock	$—	$(5,412)
Net cash flows used in financing activities	$(1,613)	$(2,272)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	$5,312	$(4,401)
Net increase / (decrease) in cash and cash equivalents and restricted cash	$15,912	$(11,000)
Cash and cash equivalents as of beginning of the year and restricted cash	$228,022	$285,764
Cash and cash equivalents as of end of the period and restricted cash	$243,934	$274,764

Use of Non-GAAP Financial Measures

This earnings release includes certain references to Total Adjusted EBITDA, a non-GAAP financial measure. For the year ended December 31, 2020, Despegar changed the calculation of Total Adjusted EBITDA reported to the chief operating decision maker to exclude restructuring charges and acquisition costs. The Company defines:

Total Adjusted EBITDA as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

On page 4 of this earnings release the company shows FX neutral measures to the most directly comparable GAAP measure. The Company believes that comparing FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provides useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2022 and applying them to the corresponding months in 2023, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate for local currency inflation or devaluations.

Contacts

IR Contact
Luca Pfeifer
Investor Relations
Phone: (+57)3153824802
E-mail: luca.pfeifer@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Monica Alexandra Soares da Silva
Name: Monica Alexandra Soares da Silva
Title: General Counsel

Date: August 17, 2023